SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-14251
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAP America, Inc. 401(k) Plan
SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
Exhibit Index appears on page II-3

SAP AMERICA, INC.
401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
SAP America, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 27, 2008

SAP AMERICA, INC.
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets:
Investments, at fair value	$817,271,271	$693,010,369
Participant loans	6,910,922	6,258,747
Receivables:
Employer contributions	591,829	481,690
Participant contributions	2,112,840	1,794,163

Total receivables	2,704,669	2,275,853

Net assets, reflecting investments at fair value	826,886,862	701,544,969
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(356,090)	420,920

Net assets available for benefits	$826,530,772	$701,965,889

See accompanying notes to financial statements.

SAP AMERICA, INC.
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(6,312,105)	$44,151,353
Interest and dividend income	54,408,857	35,848,732

	48,096,752	80,000,085

Contributions:
Employer	23,177,307	19,265,629
Participant	83,208,518	69,041,282
Rollovers	14,472,999	20,567,047

	120,858,824	108,873,958

Total additions	168,955,576	188,874,043

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	44,303,843	34,640,201
Administrative expenses	86,850	20,257

Total deductions	44,390,693	34,660,458

Net increase	124,564,883	154,213,585
Net assets available for benefits:
Beginning of year	701,965,889	547,752,304

End of year	$826,530,772	$701,965,889

See accompanying notes to financial statements.

SAP AMERICA, INC.
401(k) PLAN
Notes to Financial Statements
(1)	Description of Plan
The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP Government Support and Services, Inc., TomorrowNow, Inc., SAP Retail, Inc., SAP Governance Risk & Compliance, Inc., and OutlookSoft Corporation (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies are subsidiaries of SAP AG (the Parent Company or SAP).
(b)	Contributions
Participants may contribute a portion of their eligible annual compensation, as defined in the Plan, not to exceed $15,500 for 2007 and $15,000 for 2006. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, the Parent Company’s ADR Stock Fund and one common collective trust as investment options for participants. The Company matches 50% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company limited the eligible compensation to $225,000 and $220,000 in 2007 and 2006, respectively. Employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation. Participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant.
Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2007 or 2006. The employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.
The applicable dollar limits on pre-tax contributions allow individuals who have reached age 50 by the end of the plan year, and who may no longer make pre-tax contributions because of limitations imposed by the Code or the Plan, to make “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $5,000 for 2007 and 2006.
(Continued)

Assets of $2,936,152 and $13,403,005 in 2007 and 2006, respectively, were transferred into the Plan due to various acquisitions and are included in rollovers on the Statements of Changes in Net Assets Available for Benefits.
(c)	Participant Accounts
All employer and employee contributions made to the Plan on behalf of a participant will be credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after taking into account any contributions made on behalf of that participant and allocated to their account, is credited with earnings/losses in the proportion that the amount in the participant’s account bears to the total amount in the accounts of all Plan participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options.
(d)	Vesting
Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.
(e)	Forfeitures
Forfeitures are first applied to pay administrative expenses and then to offset required employer contributions. For the years ended December 31, 2007 and 2006, forfeitures of $13,313 and $89,441, respectively, were used to pay administrative expenses and to offset required employer contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $2,536,003 and $1,796,155, respectively.
(f)	Participant Loans
Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The majority of the Plan’s outstanding loans are secured by the vested balance in the participant’s account with original terms of up to 60 months; however, a longer term may be permitted in accordance with the Plan document. The loans bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. A maximum of two loans with outstanding balances is permitted at any time by each participant.
(g)	Payment of Benefits
Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in their account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners) who attain the age of 70 1/2 years will not be required to commence minimum distributions until they terminate employment. Employees who are 5% owners must commence minimum distributions by April 1st of the calendar year after they attain the age of 70 1/2 years. Employees may elect withdrawals during employment subject to the terms described in the Plan document.
(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:
(Continued)

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of the Vanguard Retirement Savings Trust, which is a common collective trust fund that is fully invested in contracts deemed to be fully benefit-responsive, and stated at contract value. The contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the Vanguard Retirement Savings Trust at its fair value, with a corresponding adjustment to reflect the investment at contract value. Shares of registered investment companies and the SAP ADR Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.
(d)	Payment of Benefits
Benefits are recorded when paid.
(e)	Recent Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.
(3)	Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007		2006

Vanguard Wellington Fund	$178,337,255		$154,129,424
Vanguard 500 Index Fund	103,897,838		88,745,869
Vanguard Windsor II Fund	81,580,173		79,066,242
Vanguard International Growth Fund	70,442,521		48,478,156
Vanguard Global Equity Fund	67,088,397		43,036,096
Vanguard Strategic Equity Fund	63,333,841		57,301,073
Vanguard Explorer Fund	47,983,365		52,507,578
Vanguard Retirement Savings Trust	47,478,681		43,742,304
Vanguard U.S. Growth Fund	—	*	40,733,168

*	Balance does not exceed 5% or more of the Plan’s net assets at December 31, 2007.
(Continued)

During 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in fair value as follows:

	2007	2006

Mutual Funds	$(6,103,635)	$42,694,895
SAP ADR Stock Fund	(208,470)	1,456,458

	$(6,312,105)	$44,151,353

(4)	Related-Party Transactions
Certain Plan investments are shares of mutual funds or a common collective trust fund managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.
(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
(6)	Tax Status
On October 16, 2002, the Internal Revenue Service issued a favorable determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 1997, remains in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been amended since January 1, 1997; however, the Plan Administrator and the Plan’s counsel believe that the Plan, both in form and in operation, remains in compliance with applicable provisions of the Code and the regulations thereunder.
(7)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Schedule 1
SAP AMERICA, INC.
401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower, lessor, or
similar party		Description of investment	Current value
(*)	Vanguard Funds:
	Wellington	Registered Investment Company	$178,337,255
	500 Index	Registered Investment Company	103,897,838
	Windsor II	Registered Investment Company	81,580,173
	International Growth	Registered Investment Company	70,442,521
	Global Equity	Registered Investment Company	67,088,397
	Strategic Equity	Registered Investment Company	63,333,841
	Explorer	Registered Investment Company	47,983,365
	Total Bond Market Index	Registered Investment Company	32,922,760
	U.S. Growth	Registered Investment Company	24,235,891
	Target Retirement 2030	Registered Investment Company	17,552,977
	Target Retirement 2035	Registered Investment Company	16,566,644
	Target Retirement 2025	Registered Investment Company	14,442,678
	Morgan Growth	Registered Investment Company	12,067,249
	Target Retirement 2020	Registered Investment Company	9,365,441
	Target Retirement 2015	Registered Investment Company	7,474,733
	Target Retirement 2040	Registered Investment Company	4,780,157
	Target Retirement 2010	Registered Investment Company	3,093,565
	Target Retirement 2045	Registered Investment Company	1,771,323
	Target Retirement Income	Registered Investment Company	907,270
	Target Retirement 2005	Registered Investment Company	695,522
	Target Retirement 2050	Registered Investment Company	526,059

(*) (**)	Vanguard Retirement Savings Trust	Common Collective Trust	47,478,681

(*)	SAP ADR Stock Fund	American Depository Receipts	10,370,841

(*)	Participant loans	Participant loans bearing interest at rates ranging from 5% to 10.5% due through the year 2017.	6,910,922

			$823,826,103

(*)	Denotes party-in-interest.

(**)	Represents the contract value. The fair value of this investment as of December 31, 2007 was $47,834,771.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit
The following exhibit is filed herewith.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

II-1

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan
By:	/s/ Pat Pettinati
Pat Pettinati
Plan Administrator
Date: June 27, 2008

II-2

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

II-3